UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended : ________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

__________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:    Rasna Therapeutics, Inc.

Former name if applicable: ___________________________________________

Address of principal executive office (street and number): 420 Lexington Avenue, Suite 2525

City, state and zip code:   New York, NY 10170

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-Q for the three months ended December 31, 2016 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to ensure adequate disclosure of certain information required to be included in the Form 10-Q. The Company’s Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tiziano Lazzaretti, 646-396-4087

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

☒ Yes        ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes        ☐ No

During the three months ended December 31, 2015, the Company filed its Form 10-Q as a shell company. On August 15, 2016, the Company entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with Rasna Therapeutics, Inc., a Delaware corporation (“Rasna, Inc.”), and Rasna Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), providing for the merger of Merger Sub with and into Rasna, Inc. (the “Merger”), with Rasna, Inc. surviving the Merger as a wholly-owned subsidiary of the Company. As a result of the Merger, the resulting company, the Company is a biotechnology company that is engaged in modulating the molecular targets NPM1 and LSD1, which are implicated in the disease progression of leukemia and lymphoma.

As of February 14, 2017, the Company cannot make a reasonable estimate of the results of operations for the three months ended December 31, 2016.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                                     Rasna Therapeutics, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2017	By:	/s/ Tiziano Lazzaretti
Tiziano Lazzaretti
Chief Financial Officer